UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On June 1, 2021, the board of directors of Medigus Ltd., or the Company, announced the appointment of Tali Dinar as Chief Financial Officer of the Company. Ms. Dinar will replace Mr. Oz Adler effective June 8, 2021. Mr. Oz Adler expressed no disagreements with the Company or its board of directors. During the interim period, Mr. Adler will continue to perform his responsibilities and enable a seamless transition with Ms. Dinar.

Ms. Dinar serves as Chief Financial Officer of Novomic Ltd., a private company since 2019. She also serves as a member of the board of directors of Micronet Ltd. since 2016 and as a member of the board of directors of Canzon Ltd. since August 2020, that are listed on Tel Aviv Stock Exchange (TASE). Between 2019-2020 Ms. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) that is listed on the OTCQB. Between 2009-2019, Ms. Dinar worked in MICT group and served in various positions, including as Chief Financial Officer of Nasdaq listed MICT Inc. and as Chief Financial Officer of MICT Telematics Ltd. From 2002 until 2006, Ms. Dinar served as the chief controller of I.T.L. Optronics Ltd. From 1997 until 2000, Ms. Dinar worked in the audit department of Ernst & Young Global. Ms. Dinar is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 1, 2021	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

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